UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	11-13

Report of Independent Registered Public Accounting Firm	14

Signature	15

Exhibit Index	16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2011	2010

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$14,232	$12,518

Other investments	6,946	6,512

Total investments	21,178	19,030

Receivables:

Notes receivable from participants	229	219

Accrued interest	3	6

Other receivables	54	7

Total receivables	286	232

Total assets	21,464	19,262

Liabilities

Payables and accrued liabilities	47	42

Payable for cash collateral on securities loaned	181	219

Total liabilities	228	261

Net assets available for benefits	$21,236	$19,001

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(millions of dollars)

Additions:

Contributions:

Employer	$278
Participant	453
Transfers-in at fair value	11

Total contributions	742

Investment income:

Interest	58
Dividends	318
Net appreciation in fair value of investments (Note 6)	2,001

Net investment income	2,377

Interest income on notes receivable from participants	10

Transfer in from XTO Energy Inc. Employees’ 401(k) Plan (Note 8)	558

Total additions	3,687

Deductions:

Benefit payments	(1,452)

Total deductions	(1,452)

Net increase	2,235

Net assets available for benefits:

Beginning of year	19,001

End of year	$21,236

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document"). The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Plan was designated an Employee Stock Ownership Plan ("ESOP").

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay. The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2011, employer contributions totaling $1.4 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2011 and 2010.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  The fair value of ExxonMobil Common Assets fund securities on loan was $177 million and $215 million, at December 31, 2011 and 2010, respectively.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2011 and 2010.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2011, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code, provided that pre-approved amendments are adopted timely.  The Plan has been amended since requesting the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2011	2010

Exxon Mobil Corporation
common stock, 168 and 171
million shares, respectively	$14,232	$12,518

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 495 and 488
thousand units, respectively	1,871	1,803

NTGI-QM Coltv Daily Extended
Equity Index Fund, 3,638 and 3,631
thousand units, respectively	1,083	1,121

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,001 million as follows:

(millions of dollars)

ExxonMobil common stock	$ 2,057
Common collective trusts	(54)
Government securities	(2)

$2,001

Note 7:  Assets Measured at Fair Value on a Recurring Basis

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment. The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2011 Using

(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$14,232	$14,232	(1)
Fixed income	2,331			$ 2,331	(2)
Securities lending collateral fund	181			181	(3)
Common collective trusts:
S&P 500 Fund	1,871			1,871	(4)
Small & Mid Cap Fund	1,083			1,083	(4)
International Equity Fund	645			645	(4)
Aggregate Bond Fund	522			522	(5)
Short term investments	313			313	(6)

Total	$21,178	$14,232		$ 6,946

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

6)

For short-term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2010 Using

(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$12,518	$12,518	(1)
Fixed income	2,195			$ 2,195	(3)
Short term investments	98	98	(2)
Securities lending collateral fund	219			219	(4)
Common collective trusts:
S&P 500 Fund	1,803			1,803	(5)
Small & Mid Cap Fund	1,121			1,121	(5)
International Equity Fund	691			691	(5)
Aggregate Bond Fund	385			385	(6)

Total	$19,030	$12,616		$ 6,414

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For short term investments, fair value is based on observable quoted prices on an active exchange.

3)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

4)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

5)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

6)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

Note 8:  XTO Energy Inc. Employees’ 401(k) Plan Merger

On June 25, 2010, Exxon Mobil Corporation acquired XTO Energy Inc. and on January 1, 2011, the XTO Energy Inc. Employees’ 401(k) Plan (the “XTO Plan”) merged into the Plan.  At that time, the XTO Plan’s net assets available for benefits of $558 million were transferred into the Plan.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	U.S. GOVERNMENT SECURITIES

	CITIGROUP FDG INC NT FDIC GTD NT	2.125%	7/12/2012	5,000		$ 5,051
	FED HOME LOAN BANK	1.125%	5/18/2012	21,830		21,912
	FED HOME LOAN BANK	0.875%	12/27/2013	12,000		12,103
	FED HOME LOAN BANK	1.875%	6/20/2012	10,000		10,079
	FED HOME LOAN BANK	2.250%	4/13/2012	1,260		1,267
	FED HOME LOAN BANK BD	1.625%	3/20/2013	5,000		5,080
	FED HOME LOAN BANK BD	1.500%	1/16/2013	5,000		5,062
	FED HOME LOAN MTG CORP	3.750%	6/28/2013	10,000		10,513
	FED HOME LOAN MTG CORP BD	2.125%	3/23/2012	4,186		4,205
	FED HOME LOAN MTG CORP DEB	4.875%	11/15/2013	15,000		16,249
	FED HOME LOAN MTG CORP NTS	4.500%	7/15/2013	22,000		23,399
	FED HOME LOAN MTG CORP PREASSIGN	0.750%	11/25/2014	15,000		15,026
	FED HOME LOAN MTG CORP PREASSIGN	1.625%	4/15/2013	35,000		35,588
	FED HOME LOAN MTG CORP PREASSIGN	1.000%	8/27/2014	22,000		22,214
	FED HOME LOAN MTG CORP PREASSIGN	1.750%	6/15/2012	20,000		20,148
	FED HOME LOAN MTG CORP PREASSIGN	0.625%	12/29/2014	12,000		11,991
	FED HOME LOAN MTG CORP PREASSIGN	3.500%	5/29/2013	10,000		10,445
	FED HOME LOAN MTG CORP PREASSIGN	5.500%	8/20/2012	10,000		10,334
	FED HOME LOAN MTG CORP REF NTS	1.375%	2/25/2014	52,000		52,841
	FED HOME LOAN MTG CORP REF NTS	0.625%	12/28/2012	25,000		25,097
	FED NATL MTG ASSN BD	0.500%	10/30/2012	15,000		15,036
	FED NATL MTG ASSN	1.250%	8/20/2013	30,000		30,420
	FED NATL MTG ASSN	4.375%	3/15/2013	12,000		12,588
	FED NATL MTG ASSN	2.750%	2/5/2014	22,000		23,001
	FED NATL MTG ASSN	0.750%	12/19/2014	15,000		15,046
	FED NATL MTG ASSN	0.625%	10/30/2014	15,000		14,973
	FED NATL MTG ASSN	4.375%	9/15/2012	5,000		5,146
	FED NATL MTG ASSN	0.750%	12/18/2013	27,000		27,103
	FED NATL MTG ASSN 5% NTS	5.000%	2/16/2012	15,000		15,087
	FED NATL MTG ASSN NT	1.750%	5/7/2013	15,000		15,281
	FED NATL MTG ASSN NT	4.875%	5/18/2012	10,000		10,184
	FED NATL MTG ASSN NT	1.750%	2/22/2013	5,000		5,082
	FED NATL MTG ASSN NT	1.080%	3/30/2012	1,050		1,052
	FED NATL MTG ASSN PREASSIGN	2.750%	3/13/2014	40,000		41,915
	FED NATL MTG ASSN PREASSIGN	1.875%	4/20/2012	15,000		15,080
	FED NATL MTG ASSN PREASSIGN	4.125%	4/15/2014	10,000		10,821
	FED NATL MTG ASSN TRANCHE	1.750%	8/10/2012	10,000		10,094

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	GEN ELEC CAP CRP MED TRM NTS FDIC GTD	2.250%	3/12/2012	5,000		$ 5,021
	JPMORGAN CHASE & CO FDIC GTD NT	2.125%	6/22/2012	10,000		10,097
	U S BANCORP MD TRM SR FDIC GTD NT	1.800%	5/15/2012	10,000		10,065
	US SAVINGS BDS SER EE	3.000%	3/1/2038	97,069		97,069
	US SAVINGS BDS SER EE	1.100%	8/1/2041	91,765		91,765
	US SAVINGS BDS SER EE	1.300%	2/1/2039	88,170		88,170
	US SAVINGS BDS SER EE	1.400%	6/1/2040	86,647		86,647
	US SAVINGS BDS SER I	7.670%	10/1/2031	263,333		263,333
	US SAVINGS BDS SER I	6.240%	1/1/2033	225,312		225,312
	US SAVINGS BDS SER I	5.830%	2/1/2038	199,313		199,313
	US SAVINGS BDS SER I	3.060%	5/1/2041	186,171		186,171
	US SAVINGS BDS SER I	5.320%	2/1/2039	182,965		182,965
	US SAVINGS BDS SER I	4.910%	1/1/2040	176,944		176,944
	US SAVINGS BDS SER I	6.650%	10/1/2032	120,312		120,312

	TOTAL U.S. GOVERNMENT SECURITIES					$ 2,329,697

	CORPORATE DEBT SECURITIES

	HARLEY-DAVIDSON	5.520%	11/15/2013	725		$ 732

	TOTAL CORPORATE DEBT SECURITIES					$ 732

*	PARTICIPANT LOANS 3.75% to 10.5%	Maturity from 1 to 171 months				$ 229,269

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST **	CURRENT VALUE
	coupon	maturity	par/units
			(000’s)		($000’s)

	COMMON COLLECTIVE TRUSTS

*	NTGI-QM COLTV DAILY S&P 500 EQUITY INDEX FUND		495		$ 1,871,072
*	NTGI-QM COLTV DAILY SMALLCAP EQUITY INDEX FUND		3,638		1,082,649
*	NTGI-QM COLTV DAILY EAFE INDEX FUND		1,970		645,371
*	NTGI-QM COLTV DAILY AGGREGATE BOND FUND		1,126		522,080
*	NTGI COLL DLY GOVERNMENT STIF				313,311

	TOTAL COMMON COLLECTIVE TRUSTS				$ 4,434,483

	REGISTERED INVESTMENT FUNDS

	MFO JPMORGAN TR II US GOVT MONEY MKT FD				$ 91
	MFO MONEY MKT OBLIGS TR GOVT OBLIGS FD				87

	TOTAL REGISTERED INVESTMENT FUNDS				$ 178

	OTHER

*	CORE USA COLLATERAL FUND				$ 180,702

	COMMON STOCK

*	EXXON MOBIL CORPORATION	167,907			$14,231,898

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES					$21,406,959

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 14, 2012

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen A. Littleton

Stephen A. Littleton

Administrator-Accounting

Dated:  June 14, 2012

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 14, 2012